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216-586-3939
                             [JONES DAY LETTERHEAD]
                                                                    EXHIBIT 8.02


                                August 1, 2000

Gliatech Inc.
23420 Commerce Park Road
Cleveland, Ohio  44122


Gentlemen:

                  You have requested our opinion regarding the applicability, and the consequences of the applicability, of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), to the statutory merger of St. John Development Corp. ("Merger Subsidiary"), a Delaware corporation and a wholly-owned subsidiary of Guilford Pharmaceuticals, Inc. ("Parent"), a Delaware corporation, with and into Gliatech Inc. ("Company"), a Delaware corporation, pursuant to the Delaware General Corporation Law and Article I of the Agreement and Plan of Merger, dated as of May 29, 2000, by and among Company, Merger Subsidiary, and Parent, as amended by the letter agreement, dated as of June 9, 2000, by and among Company, Merger Subsidiary, and Parent (the "Merger Agreement"). In addition, you have requested our opinion regarding whether Parent and Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

                  This opinion is being delivered to you pursuant to Section 7.3(d) of the Merger Agreement, and addresses solely the U.S. federal income tax matters referred to above. Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Merger Agreement.

                  For purposes of rendering this opinion, we have examined such existing documents and records of Company, Merger Subsidiary, and Parent as we have deemed necessary or appropriate, as well as the Merger Agreement, other documents relating to the Merger, and the proxy statement-prospectus which Company will send to its shareholders in connection with the special meeting of shareholders at which the Merger will be approved. With your consent we have also relied upon the accuracy at all material times of the representations by Parent and Company contained in separate tax certification letters dated June 16, 2000 and addressed to us, and have, with your permission, assumed that all such representations are true at

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all material times without regard to any knowledge qualifier that may be set forth therein. We assume that the Merger Agreement and each of the other documents executed or finalized in connection with the Merger have not been, and will not be, amended prior to the Effective Time. We also assume that following the Merger, Parent will not cause Company to issue additional shares of its stock that would result in Parent losing control of Company within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"). We further assume that a holder of Company Common Stock holds the shares of Company Common Stock as a capital asset within the meaning of Section 1221 of the Code at the Effective Time. We also confirm that, in rendering our opinion in this matter, we have examined fully all such matters of law as in our judgment we deemed necessary or appropriate to enable us to opine on the matters that you have asked us to consider.

                  Based upon the foregoing, we are of the opinion that:

         (i) the merger of Merger Subsidiary with and into Company pursuant to Article I of the Merger Agreement will constitute a "reorganization" within the meaning of Section 368(a) of the Code;

         (ii) Parent and Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

         (iii) Parent and Company will not recognize any gain or loss pursuant to the Merger;

         (iv) no gain or loss will be recognized by a Company stockholder as a result of the receipt solely of shares of Parent Common Stock pursuant to the Merger, except to the extent of any cash received in lieu of fractional shares of Parent Common Stock;

         (v) a Company stockholder who receives cash in lieu of a fractional share of Parent Common Stock will be treated as if the stockholder received the fractional share and then sold the share back to Parent. The stockholder will recognize gain or loss on the sale of the fractional share equal to the difference between the amount of cash received for the fractional share and the stockholder's tax basis in the fractional share;

         (vi) a Company stockholder's aggregate tax basis in the Parent Common Stock received pursuant to the Merger will initially be equal to the stockholder's aggregate tax basis in the Company Common Stock immediately prior to the Merger, reduced by the amount of basis allocable to the fractional share; and

         (vii) a Company stockholder's holding period for Parent Common Stock received in exchange for Company Common Stock pursuant to the Merger will include the holding periods of the Company Common Stock.

                  Our opinion is based on the relevant provisions of the Code and on administrative interpretations, judicial decisions, and regulations thereunder or pertaining thereto as in effect on the date of this letter. These authorities are subject to change, which could be either prospective or retroactive in nature, and we can provide no assurance as to the effect that any such change


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may have on the opinion that we have expressed above. We assume no obligation to inform you of any such change.

                  This opinion is being furnished to you solely for the benefit of Company and its stockholders. We hereby consent to the filing of this opinion as Exhibit 8.02 to the Registration Statement filed by Parent on Form S-4, and to the reference to our Firm under the caption "Legal Matters" in the proxy statement/prospectus constituting part of this Registration Statement.

                                                  Very truly yours,


                                                  /s/ Jones, Day, Reavis & Pogue